

Mail Stop 3720

November 29, 2007

Via U.S. Mail and Fax (845) 277-8115

Mr. James Williams
Chief Financial Officer
Questar Assessment Inc.
4 Hardscrabble Heights
Brewster, New York 10509

       RE: **Questar Assessment Inc.**
              Form 10-KSB for Fiscal Year Ended October 31, 2006
              Filed March 13, 2007
              Form 10-QSB for Fiscal Quarter Ended July 31, 2007
              File No. 1-16689

Dear Mr. Williams:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2006

Cover

1.   Please revise the file number to 1-16689.

Consolidated Statements of Cash Flows, page F-9

2. Please tell us the nature of the deferred revenues.

Note 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Stock-based Compensation, page F-20

3. We note your disclosure that in connection with your valuation of stock options, the expected term of 10 years was based upon "observation of actual time elapsed between date of grant and exercise of options for all employees." It is unclear to us why you concluded that the expected term approximates contractual term. In this regard, we note regular exercises of stock options during each of the last three years as set forth on the schedules of stock options in Note 9.

Note 1 – Customer Contracts and Non Compete Covenants, page F-15
Note 2 – Acquisitions, page F-26

4. We note that you utilized an independent third-party appraiser to assist in the determination of the value of your acquired identifiable tangible and intangible assets and liabilities in the Questar transaction. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

Form 10-QSB for the Quarter Ended July 31, 2007

Condensed Consolidated Statements of Cash Flows, page F-7

5. Please tell us the nature of the cashless exercise of stock options.

Net income per common share, page F-15

6. As stated herein, diluted income per share is divided by the weighted average number of common and common equivalent shares *outstanding* during the period. Thus, it appears to us that escrowed (preferred) shares are not accounted for as common stock equivalents in your calculation of diluted EPS since per your disclosure on page F-43 of your Form 10-KSB, they are "not deemed to be outstanding until the revenue goals are met and the shares are released from escrow." Tell us why your computation of diluted earnings per share was appropriate for all interim periods presented. Refer to paragraph 30(b) of SFAS 128.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director